FILE NO:  333-______
                                                                   CIK # 1216062

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:       MATRIX UNIT TRUST, SERIES 5

B.  Name of depositor:         MATRIX CAPITAL GROUP, INC.

C.  Complete address of depositor's principal executive offices:

                          666 Fifth Avenue, 14th Floor
                            New York, New York  10103

D.  Name and complete address of agent for service:

                                              WITH A COPY TO:

         Christopher F. Anci                   Mark J. Kneedy
      MATRIX CAPITAL GROUP, INC.            CHAPMAN AND CUTLER
     666 Fifth Avenue, 14th Floor         111 West Monroe Street
      New York, New York  10103        Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

                AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                         OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on _______, 2003 at _____ pursuant to Rule 487.

-------------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

  The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

                 PRELIMINARY PROSPECTUS DATED FEBRUARY 19, 2003
                              SUBJECT TO COMPLETION




DIVERSIFIED ETF PORTFOLIO, SERIES 1

(MATRIX UNIT TRUST, SERIES 5)




                      A portfolio of exchange-traded funds
                          seeking capital appreciation









                                   PROSPECTUS

                                 MARCH __, 2003




  [LOGO]                                As with any investment, the Securities
                                        and Exchange Commission has not approved
  MATRIX                                or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
UNIT TRUST                              this prospectus.  Any contrary
                                        representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------

                              INVESTMENT OBJECTIVE

  The trust seeks to provide capital appreciation.

                               INVESTMENT STRATEGY

  The trust seeks to provide capital appreciation by investing in a portfolio consisting primarily of exchanged-traded funds ("ETFs") that invest in equity securities selected by Fulcrum Global Partners LLC, the portfolio consultant to the trust. Fulcrum believes that, although subject to greater risks, equity investors have the potential to achieve greater returns over the long-term from investments in a diversified basket of equity securities. Of course, no one can guarantee that the trust will achieve its objective.

  Fulcrum's investment approach involved both a top-down selection process as well as a bottoms-up analysis of the underlying securities contained in each ETF. The primary goal in selecting the trust portfolio was to provide for diversification across a wide variety of equity assets. Fulcrum generally did not focus on diversification across asset classes with the exception of a minor allocation to real estate and precious metals. In addition, Fulcrum considered global diversification as an element of the allocation process. The primary objective in security selection was to provide a balance between various industry sectors, market capitalizations, and investment styles. For more information about the investment strategy, see "The Fulcrum Strategy."



                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE ISSUER OF A SECURITY IN A FUND MAY BE UNWILLING OR UNABLE TO MAKE INCOME PAYMENTS IN THE FUTURE. This may reduce the level of dividends a fund pays which would reduce your income and cause the value of your units to fall.

* THE TRUST INVESTS IN SHARES OF EXCHANGE-TRADED FUNDS. You should understand the section titled "Exchange-Traded Funds" before you invest. In particular, you should understand that shares of these funds tend to trade at a discount from their net asset value.

* WE<FN1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and continue to buy, shares of the same funds even if their market value declines.



--------------------
<FN1>* "Matrix," "we" and related terms mean Matrix Capital Group, Inc. unless the context clearly suggests otherwise.


2     Investment Summary

WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own securities representing interests in funds that invest primarily in equity securities.

  *  the potential to achieve capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in funds that invest primarily in equity securities.

  * seek capital preservation or current income as a primary investment objective.


          -----------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.000

          INCEPTION DATE                               March __, 2003
          TERMINATION DATE                            _________, 2008

          DISTRIBUTION DATES                   Last day of __________
          RECORD DATES                         15th day of __________

          INITIAL DISTRIBUTION DATE                  __________, 2003
          INITIAL RECORD DATE                        __________, 2003

          CUSIP NUMBERS
          Cash distributions
            Standard Accounts                               57685T___
            Fee-based Accounts                              57685T___
          Reinvested distributions
            Standard Accounts                               57685T___
            Fee-based Accounts                              57685T___

          MINIMUM INVESTMENT                         $1,000/100 units

          -----------------------------------------------------------


                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                  AS A % OF        AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------
Initial sales fee                   1.00%          $10.00
Deferred sales fee                  3.90            39.00
Creation & development fee          0.05             0.50
                                   -------         -------
Maximum sales fee                   4.95%          $49.50
                                   =======         =======

ORGANIZATION COSTS                      %          $
                                   =======         =======

                                  AS A % OF        AMOUNT
ANNUAL                              TRUST         PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------
Trustee fee & expenses              0.15%          $1.50
Supervisory, evaluation
  and administration fees           0.10            1.00
Underlying fund expenses
                                   -------         -------
Total                                   %          $
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (4.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation & development fee. The deferred sales fee is fixed at $0.39 per unit and is paid in three monthly installments beginning __________, 2003. The creation & development fee is fixed at $0.005 per unit and is paid at the end of the initial offering period (anticipated to be six months).

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

     1 year                         $_____
     3 years                        $_____
     5 years                        $_____
     5.5 years (life of trust)      $_____

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.


                                                        Investment Summary     3

DIVERSIFIED ETF PORTFOLIO, SERIES 1
(MATRIX UNIT TRUST, SERIES 5)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, MARCH __, 2003


                                                          PERCENTAGE OF          MARKET          COST OF
  NUMBER           TICKER                              AGGREGATE OFFERING      VALUE PER       SECURITIES
OF SHARES          SYMBOL           ISSUER                   PRICE              SHARE (1)     TO TRUST (2)
----------------------------------------------------------------------------------------------------------
                                                                   %           $               $

























----------                                                                                     ----------
                                                                                               $
==========                                                                                     ==========


Notes to Portfolio

(1) Some securities may be represented by contracts to purchase such securities. The cost of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date.

(2) The cost of the securities to the sponsor and the sponsor's profit or loss (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $_______ and $_______ respectively.


4     Investment Summary

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------

                                HOW TO BUY UNITS

  You can buy units of the trust on any business day the New York Stock
Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.MATRIXUNITTRUST.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." We must receive your order to buy units prior to the close of regular trading on the NewEYork Stock Exchange (normally 4:00Ep.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the NewEYork Stock Exchange on each day that exchange is open. During the initial offering period, the value of the securities includes organization costs.

  Pricing the Securities. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange or the Nasdaq Stock Market. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under "Schedule of Investments" in this prospectus as described above at the close of regular trading on the NewEYork Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the NewEYork Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  Organization Costs. During the initial offering period, part of the value of the securities represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consultant's fee, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.

  TRANSACTIONAL SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred


                                             Understanding Your Investment     5
component and is 4.90% of the public offering price based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies. The transactional sales fee does not include the creation and development fee which is described under "Expenses."

  You pay the initial sales fee at the time you buy units. The initial sales fee is the difference between the total sales fee (4.95% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales fee is fixed at $0.39 per unit. Your trust pays the deferred sales fee in equal monthly installments as described on page 3. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  If you purchase units after the last deferred sales fee payment has been assessed, your sales fee will consist of a one-time initial sales fee of 4.40% of the public offering price. The sales fee will be reduced by 1/2 of 1% on each subsequent __________, commencing __________, 2004 to a minimum sales fee of 3.0%.

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

      IF YOU PURCHASE:        YOUR FEE WILL BE:
     ------------------------------------------

     Less than $50,000             4.95%
     $50,000 - $99,999             4.70
     $100,000 - $249,999           4.45
     $250,000 - $499,999           3.95
     $500,000 - $999,999           2.95
     $1,000,000 or more            2.05

  We apply these fees as a percent of the public offering price per unit at the time of purchase. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase between 10,000 and 24,999 units, your fee is 4.45% of your public offering price per unit.

  You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can also include these purchases as your own for purposes of this aggregation:

  *  purchases by your spouse or minor children and

  *  purchases by your trust estate or fiduciary accounts.

  You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter


6     Understanding Your Investment
of intent to purchase a specified amount of units of any Matrix unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

  The discounts described above apply during the initial offering period and in the secondary market.

  Fee Accounts. We waive a portion of the sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. This table provides an example of the fee you will pay per unit as a percentage of the initial public offering price per unit.

  Fee paid on purchase           0.00%
  Deferred sponsor retention     1.35
                                 =====
      Total                      1.35%
                                 =====

This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with one of the Fee-based Account CUSIP numbers listed in the "Investment Summary" section of this prospectus to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. We reserve the right to limit or deny purchases of units in fee accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

  Employees. We waive a portion of the sales fee for purchases made by officers, directors and employees of Matrix and its affiliates. We also waive a portion of the sales fee for purchases made by registered representatives of selling firms and their family members (spouses, children and parents). These purchases may be made at the public offering price per unit less the applicable regular dealer concession. This discount applies during the initial offering period and in the secondary market.

  Exchange Option. We waive a portion of the sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any other Matrix unit trust. You may also purchase units of the trust offered in this prospectus at this reduced fee if you purchase your units with termination proceeds from an unaffiliated unit trust. The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in units of the trust, the maximum sales fee on your units will be limited to the maximum sales fee for the applicable amount invested in the table under "Large Purchases" above. Please note that if you purchase units of the trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. In order to qualify for this discount, your unit redemption or trust termination must occur on


                                             Understanding Your Investment     7
the same day that you purchase units of the trust offered in this prospectus. These discounts apply only during the initial offering period.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with one of the Reinvested Distributions CUSIP numbers listed in the "Investment Summary" section of this prospectus to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the internet at WWW.MATRIXUNITTRUST.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit and is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units but you will not pay any remaining creation and development fee. Certain broker-dealers may charge a transaction fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current net asset value.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, JPMorgan Chase Bank, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit. The trustee must receive your completed redemption request prior to the close of regular trading on the New York Stock Exchange for you to receive the net asset value for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any


8     Understanding Your Investment
other period that the Securities and Exchange Commission permits.

  To redeem your units, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in complete form.

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option at any time without notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of other Matrix unit trusts at a reduced sales fee. You can contact your financial professional or Matrix for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.

                                  DISTRIBUTIONS

  MONTHLY DISTRIBUTIONS. Your trust generally pays distributions from its net investment income along with any excess capital on each monthly distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  DISTRIBUTION OPTIONS.  You can elect to:

  *  reinvest distributions in additional units of the trust at no sales fee, or

  *  receive distributions in cash.

  You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvested Distributions CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may change your election by contacting your financial professional or the trustee. Once you elect to participate in the reinvestment program, the trustee will automatically reinvest your distributions into additional units on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue this option at any time without notice.


                                             Understanding Your Investment     9

  REPORTS. The trustee will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  DIVIDEND PAYMENT RISK is the risk that an issuer is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

  STRATEGY RISK is the risk that the portfolio consultant's security selection strategy may not be successful in identifying funds that appreciate in value. The trust may not achieve its objective if this happens.

  INDEX CORRELATION RISK is the risk that the performance of an index fund in the trust's portfolio will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called "representative sampling," which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

  CONCENTRATION RISK is the risk that your trust is less diversified because it concentrates in a particular type of security. Your portfolio concentrates in shares of exchange-traded funds. You should understand the section titled "Exchange-Traded Funds" before you invest.

  LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

                              THE FULCRUM STRATEGY

  Fulcrum Global Partners LLC is the portfolio consultant of the trust and selected the trust's portfolio. Fulcrum's investment approach involved both a top-down selection process as well as a bottoms-up analysis of the underlying


10     Understanding Your Investment
securities contained in each ETF in the trust's portfolio. The primary objective in selecting the trust portfolio was to provide for diversification across a wide variety of equity assets. Fulcrum generally did not focus on diversification across asset classes with the exception of a minor allocation to real estate and precious metals. In addition, Fulcrum considered global diversification as an element of the allocation process. The primary objective in security selection was to provide a balance between various industry sectors, market capitalizations, and investment styles. The following section provides detailed information about Fulcrum's portfolio selection strategy. The percentages stated in this section refer only to Fulcrum's security selection criteria, are stated as of the time of security selection and will vary in the future for certain reasons including fluctuations in the market value of each of the underlying securities in the trust portfolio. Neither Matrix nor Fulcrum will adjust the trust portfolio in the future according to these percentages.

  PORTFOLIO SELECTION STRATEGY. The trust portfolio includes 38 exchange-traded funds that represent a broad cross-section of industry sectors, market capitalizations and investment styles.

  Sector Exposure-Fulcrum selected 17 exchange-traded funds that seek to provide specific sector exposure. Fulcrum looked to find a broad section of industries that reflect both cyclical and non-cyclical sectors within the U.S. economy. Specifically, Fulcrum included exposure to basic materials, consumer cyclical, consumer non-cyclical, financial, biotechnology, pharmaceutical, transportation and defense, energy, technology, and utilities. Fulcrum also included real estate and precious metals exposure through 3 additional exchange-traded funds. As a group, the specific sector selection (including real estate and precious metals) represented approximately 43% of the asset allocation.

  The specific exchange-traded funds were selected based on the nature of the underlying assets, concentration risk of top 10 holdings, diversification of assets held, net asset size, and fund performance.

  Market Capitalization and Investment Style-Fulcrum also provided for blended sector funds that targeted specific market capitalizations and investment styles. Of the 11 non-sector specific funds selected, the market capitalization weightings were approximately as follows: large-cap 10%; mid-cap 15% and small-cap 17.5%. Fulcrum's over-weighting of the small-cap non-sector funds reflects the reality that most of the stocks in the sector funds are large-cap. This allocation sought to offset this impact so that the overall portfolio was more balanced. Including the entire 38 funds, the blend of large- and medium/small-cap stocks was approximately equal.

  Within the market capitalizations, Fulcrum selected a variety of different investment styles including value, growth or a blend of each. Overall, Fulcrum sought to achieve a good diversification of styles with a slight bias to value stocks. Growth, value and blended funds represent approximately 35%, 41% and 24% of the portfolio, respectively.

  International Exposure-Fulcrum allocated approximately 15% exposure to global equities including a diversified mix of geographic exposure in both developed and underdeveloped economies. While Europe and Asia were equally weighted at approximately 5%, Fulcrum only provided for approximately 2.5% exposure to Latin American equities (primarily Mexico).


                                            Understanding Your Investment     11

  ABOUT FULCRUM. Fulcrum is a securities firm founded in May 2001 by experienced industry professionals to provide independent unbiased research and superior trade execution to hedge funds, assets managers, and institutions. Fulcrum does not do business with the public. Fulcrum's founding principals have extensive experience in providing brokerage services. They determined that many hedge funds and asset managers have been under-served by most, if not all, brokerage firms by ignoring the demand for a specialized research product unbiased by traditional investment banking relationships. Unlike many other research-focused firms, Fulcrum does not engage in certain traditional investment banking activities such as managed underwritings, corporate finance, advisory opinions, merger and acquisition services, and leveraged buyouts. As a result, Fulcrum seeks to provide research that is not compromised by conflicts of interest. In addition, Fulcrum's research analysts have no broad institutional or retail marketing responsibilities and therefore are free to devote more time to do fundamental research and increase their direct contacts with suppliers, competitors and customers of the companies followed.

  While Fulcrum selected the trust portfolio, Fulcrum will not manage or provide ongoing supervisory services to the trust. Fulcrum is not an affiliate of the sponsor. Fulcrum may use the list of portfolio securities in its independent capacity as a broker-dealer and may distribute this information to various individuals and entities. Fulcrum may recommend or effect transactions in the portfolio securities subsequent to the creation of the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or trust termination. Fulcrum acts as agent or principal in connection with the purchase and sale of equity securities, which may include the portfolio securities, and may act as a market maker in these securities. Fulcrum also issues reports and makes recommendations on securities, which may include the portfolio securities.

  Opinions expressed by Fulcrum are not necessarily those of the sponsor, and may not actually come to pass. Fulcrum is being compensated for its portfolio consulting services, including selection of the trust portfolio and may be compensated for providing brokerage services to the trust.

                              EXCHANGE-TRADED FUNDS

  Exchange-traded funds are investment pools that hold other securities. The ETFs in the trust are primarily passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. However, some of these funds also hold fixed, strategy-based portfolios or are actively-managed funds. The ETFs held by the trust include:

  * OPEN-END FUNDS-open-end management investment companies ("open-end funds") registered under the Investment Company Act of 1940 that seek to replicate the performance of recognized securities indexes,

  * UITS-unit investment trusts registered under the Investment Company Act of 1940 that seek to replicate the performance of recognized securities indexes,

  * HOLDRS-depositary receipts issued by trusts representing an undivided beneficial ownership in the stocks of a group of specified companies selected according to a defined strategy ("Holding Company Depositary Receipts" or "HOLDRS"), and


12     Understanding Your Investment

  * CLOSED-END FUND-a closed-end management investment company ("closed-end fund") registered under the Investment Company Act of 1940 that invests in an actively-managed portfolio primarily consisting of precious metals companies.

  Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. Some ETFs sell and redeem shares in large blocks, however, the sponsor does not intend to sell or redeem ETF shares in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

  ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

  Only the trustee may vote the shares of the funds held in the trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "How the Trust Works-Changing Your Portfolio."

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Matrix Capital Group, Inc. (as depositor/sponsor, evaluator and supervisor) and JPMorgan Chase Bank (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.
Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Under normal circumstances, the trust will invest at least 80% of its assets in exchange-traded funds. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,


                                            Understanding Your Investment     13

  *  in limited circumstances to protect the trust, or

  *  as permitted by the trust agreement.

  Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. The trust will not participate in rights offerings of any of its underlying funds.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

  AMENDING THE TRUST AGREEMENT.   Matrix and the trustee can change the trust
agreement without your consent to correct any provision that may be defective or to make other provisions that will not adversely affect your interest (as determined by Matrix and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  MATRIX CAPITAL GROUP, INC. We are a general securities broker-dealer specializing in providing brokerage services to institutions, investment advisors, high net worth individuals and proprietary retail clients, incorporated in 1993. Our headquarters are located at 666 Fifth Avenue, New York, New York 10103. We are a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact our unit trust division at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309 or by using the contacts listed on the back cover of this prospectus.

  Matrix and your trust have adopted a code of ethics requiring Matrix's employees who have access to information on trust transactions to report personal securities transactions. The purpose


14     Understanding Your Investment
of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  THE TRUSTEE. JPMorgan Chase Bank is the trustee of your trust its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, Brooklyn, New York 11245. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Matrix and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. The distribution fee (the broker-dealer concession or agency commission) is as follows:

     IF A FIRM DISTRIBUTES:     IT WILL EARN:
     ----------------------------------------
     Less than $50,000              3.80%
     $50,000 - $99,999              3.55
     $100,000 - $249,999            3.30
     $250,000 - $499,999            2.80
     $500,000 - $999,999            1.80
     $1,000,000 or more             1.10

  We apply the amounts in the table above as a percent of the public offering price per unit at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm distributes 10,000 to 24,999 units, it earns 3.30% of the unit price. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of the trust, the regular concession or agency commission will amount to 2.80% of the public offering price per unit (1.80% for purchases of $500,000 but less than $1,000,000 and 1.10% for purchases of $1,000,000 or more).

  Any firm selling the amounts shown in the table below during the initial offering period will receive the amount shown in the table below for all transactions during the initial offering period in addition to the concessions described above.

     IF A FIRM SELLS THIS AMOUNT     IT WILL EARN THIS
     DURING THE INITIAL OFFERING     AMOUNT ON
     PERIOD:                         SUCH SALES:
     -------------------------------------------------
     $1,000,000 to $4,999,999           0.10%
     $5,000,000 to $9,999,999           0.15
     $10,000,000 or more                0.20

  We apply these amounts as a percent of the total public offering price of units distributed. Eligible broker-dealer firms and other selling agents include entities that are providing marketing support for Matrix unit trusts by distributing or permitting the distribution of marketing materials and other product information. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms. For secondary market transactions, the total dealer concession will be 65% of the applicable sales fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

  From time to time we may sponsor programs which provide awards to a dealer's or selling agent's registered representatives who have sold a minimum number of units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of units of the trust. In addition, we will pay to dealers who sponsor sales contests


                                            Understanding Your Investment     15
or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales fees on units sold by such persons during such programs. We make these payments out of our own assets and not out of trust assets. These programs will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the "Notes to Portfolio."

                                      TAXES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

  ASSETS OF THE TRUST. The trust will hold one or more of the following: (i) undivided beneficial interests (the "Trust Certificates") in entities that are taxed as grantor trusts for federal income tax purposes (the "Grantor Trusts") which hold equity securities (the "Grantor Trust Equity Securities") and (ii) interests in regulated investment companies (the "RIC Shares" and together with the Grantor Trust Equity Securities, the "Equity Securities"). For purposes of this federal tax discussion, it is assumed that, for federal income tax purposes, (i) the Grantor Trust Equity Securities constitute equity, (ii) the Grantor Trusts are characterized as grantor trusts rather than corporations,
(iii) each holder of a Trust Certificate will be considered the owner of a pro rata share of each asset of the respective Grantor Trust and (iv) the RIC Shares constitute shares in entities treated as regulated investment companies (each a "RIC"). All of the assets held by the trust constitute the "Trust Assets."

  TRUST STATUS. The trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets (including the assets owned by a Grantor Trust), and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Asset (including the assets owned by a Grantor Trust). This is true even if you elect to have your distributions automatically reinvested into additional units. In addition,


16     Understanding Your Investment
the income from the trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay trust expenses (including the deferred sales fee).

  YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If a Grantor Trust disposes of an asset held by that particular Grantor Trust, you will also generally recognize gain or loss. Further, if you dispose of your units or redeem your units for cash, you will generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, generally including sales fees, among each Trust Asset ratably according to their value on the date you purchase your units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your units (for example, in the case of certain dividends that exceed the a corporation's accumulated earnings and profits).

  If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. In the case of capital gains dividends on the RIC Shares, the determination of which portion of the capital gain dividend, if any, that may be treated as long-term gain from property held for more than five years eligible for the 18% (or 8%) tax rate will be made based on regulations prescribed by the United States Treasury.

  DIVIDENDS FROM RICSHARES. Some dividends on the RIC Shares may qualify as "capital gain dividends," generally taxable to you as long-term capital gains. Other dividends on the RIC Shares, except for any dividends on the RIC Shares designated as exempt-interest dividends, will generally be taxable to you as ordinary income.

  If you hold a unit for six months or less or if the trust holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November, or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.

  DIVIDENDS RECEIVED DEDUCTION. Distributions on a RIC Share are eligible for the dividends received deduction only to the extent that the dividends received by the unitholder are attributable to dividends received by the RIC itself from certain domestic corporations that are designated by


                                            Understanding Your Investment     17
the RIC as being eligible for the dividends received deduction.

  EXCHANGES. If you elect to reinvest the proceeds from the current trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of the current trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request an in-kind distribution of Trust Assets (an "In-Kind Distribution") when you redeem your units or at the trust's termination. By electing to receive an In-Kind Distribution, you will receive whole Trust Assets plus, possibly, cash.

  You will not recognize gain or loss if you only receive Trust Assets in exchange for your pro rata portion of the Trust Assets held by the trust. However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional share.

  LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of the trust's (and each Grantor Trust's) income, even if some of that income is used to pay trust or Grantor Trust expenses. You may deduct your pro rata share of each expense paid by the trust or Grantor Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

  FOREIGN, STATE AND LOCAL TAXES. Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If a RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes, and you may be entitled to a credit or deduction for such taxes.

  Distributions by the trust that are treated as U.S. source income (e.g., dividends received on stock of domestic corporations) will generally by subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by the trust that are derived from certain dividends of stock of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

  Some distributions by the trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

  Under the existing income tax laws of the State and City of New York, the trust will not be taxed


18     Understanding Your Investment
as corporations, and the income of the trust will be treated as the income of the unit holders in the same manner as for federal income tax purposes.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section of the "Investment Summary" in this prospectus shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.005 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. This fee is subject to a minimum annual fee of $2,500 per trust. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Matrix unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Matrix, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

  The trust will also indirectly bear the expenses of the underlying funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses under "Fees and Expenses" to illustrate the impact of these expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603 (www.chapman.com), acts as counsel for the trust and has given an opinion that the units are validly issued. Carter, Ledyard & Milburn acts as counsel for the trustee.

  INDEPENDENT AUDITORS. Grant Thornton LLP, independent auditors, audited the statement of financial condition and the portfolio included in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange


                                            Understanding Your Investment     19

Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting Matrix or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).


















20     Understanding Your Investment

REPORT OF INDEPENDENT AUDITORS

UNITHOLDERS
MATRIX UNIT TRUST, SERIES 5

We have audited the accompanying statement of financial condition, including the trust portfolio on page 4, of Matrix Unit Trust, Series 5, as of March __, 2003, the initial date of deposit. The statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation with JPMorgan Chase Bank, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of March __, 2003. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Matrix Unit Trust, Series 5 as of March __, 2003, in conformity with accounting principles generally accepted in the United States of America.

                                   GRANT THORNTON LLP
Chicago, Illinois
March __, 2003


MATRIX UNIT TRUST, SERIES 5

STATEMENT OF FINANCIAL CONDITION AS OF MARCH __, 2003
------------------------------------------------------------------------------
  INVESTMENT IN STOCKS
  Contracts to purchase underlying stocks (1)(2)  . . . . . . . . . . . . . . $
                                                                              ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3)  . . . . . . . . . . . . . . . . . . . . . . . . . $
    Deferred sales fee (4)  . . . . . . . . . . . . . . . . . . . . . . . . . $
    Creation and development fee (4)  . . . . . . . . . . . . . . . . . . . . $
                                                                              ----------
                                                                              $
                                                                              ==========

  Interest of investors:
    Cost to investors (5) . . . . . . . . . . . . . . . . . . . . . . . . . . $
    Less: gross underwriting commission, creation and development fee and organization costs (3)(4)(5)  . . . . . . . . . . . . . . . . . . . . . $
                                                                              ----------
    Net interest of investors . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                              ----------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                              ==========

  Number of units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                              ==========

  Net asset value per unit  . . . . . . . . . . . . . . . . . . . . . . . . . $  9.51
                                                                              ==========

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.
(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $_______) necessary for the purchase of securities in the trust represented by purchase contracts.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing and offering the trust. These costs have been estimated at $_____ per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. On the inception date, the total sales fee is 4.95% (equivalent to 5% of the net amount invested). The deferred sales fee is equal to $0.39 per unit and the creation and development fee is equal to $0.005 per unit.
(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees for quantity purchases.


                                            Understanding Your Investment     21

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------
A concise description        2     Investment Objective
of essential information     2     Investment Strategy
about the portfolio          2     Principal Risks
                             3     Who Should Invest
                             3     Essential Information
                             3     Fees and Expenses
                             4     Portfolio

UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------
Detailed information to      5     How to Buy Units
help you understand          8     How to Sell Your Units
your investment              9     Distributions
                            10     Investment Risks
                            10     The Fulcrum Strategy
                            12     Exchange-Traded Funds
                            13     How the Trust Works
                            16     Taxes
                            19     Expenses
                            19     Experts
                            19     Additional Information
                            20     Report of Independent Auditors
                            20     Statement of Financial Condition

WHERE TO LEARN MORE
-----------------------------------------------------------------
You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.matrixunittrust.com
this and other                     investments,BY E-MAIL
including the Information          info@matrixunittrust.com
Supplement                         CALL MATRIX
                                   (877) 858-1773
                                   PRICING LINE
                                   (800) 446-0132 (Fund _____)
                                   CALL JPMORGAN CHASE
                                   (800) 428-8890

ADDITIONAL INFORMATION
-----------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549-0102
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-942-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  MATRIX UNIT TRUST, SERIES  5
  Securities Act file number:  333-_____
  Investment Company Act file number:  811-21056


                                 DIVERSIFIED ETF
                               PORTFOLIO, SERIES 1

                                   PROSPECTUS

                                 MARCH __, 2003















                                     [LOGO]

                                     MATRIX
                                   UNIT TRUST

                           MATRIX UNIT TRUST, SERIES 5
                       DIVERSIFIED ETF PORTFOLIO, SERIES 1

                             INFORMATION SUPPLEMENT

      This Information Supplement provides additional information concerning each trust described in the prospectus for the Matrix Unit Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting Matrix Capital Group, Inc. at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309, or at (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS

          General Information                                  2
          Investment Objective and Policies                    3
          Exchange-Traded Funds                                5
          Risk Factors                                         8
          Administration of the Trust                         10
          Portfolio Transactions and Brokerage Allocation     18
          Purchase, Redemption and Pricing of Units           18
          Performance Information                             24

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Matrix Unit Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Matrix Capital Group, Inc. (as sponsor, evaluator and supervisor) and JPMorgan Chase Bank (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay any associated brokerage fees.

     The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The Diversified ETF Portfolio seeks capital appreciation through investment in a portfolio consisting of shares of exchange-traded funds. There is, of course, no guarantee that the trust will achieve its objectives.

     Fulcrum Global Partners, LLC is the "portfolio consultant" to the trust and selected the portfolio securities for the trust. A detailed discussion of Fulcrum and its portfolio selection strategy is provided in the prospectus. While Fulcrum selected the trust portfolio, Fulcrum will not manage or provide ongoing supervisory services to the trust. Fulcrum is not an affiliate of the sponsor. Opinions expressed by Fulcrum are not necessarily those of the sponsor, and may not actually come to pass. Fulcrum is being compensated for its portfolio consulting services, including selection of the trust portfolio and may be compensated for providing brokerage services to the trust.

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any excess cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall generally reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be equity securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

EXCHANGE-TRADED FUNDS

     Exchange-traded funds, or ETFs, are investment pools that hold other securities. The ETFs in the trust are primarily passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. However, some of these funds also hold fixed, strategy-based portfolios or are actively-managed funds. The ETFs held by the trust include:

     * OPEN-END FUNDS-open-end management investment companies registered under the Investment Company Act of 1940 ("open-end funds") that seek to replicate the performance of recognized securities indexes,

     * UITS-unit investment trusts registered under the Investment Company Act of 1940 ("UITs") that seek to replicate the performance of recognized securities indexes,

     * HOLDRS-depositary receipts issued by trusts representing an undivided beneficial ownership in the stocks of a group of specified companies selected according to a defined strategy ("Holding Company Depositary Receipts" or "HOLDRS"), and

     * CLOSED-END FUND-closed-end management investment companies registered under the Investment Company Act of 1940 ("closed-end funds") that invest in an actively-managed portfolio of securities.

     Unlike typical open-end funds or unit investment trusts, ETFs do not sell or redeem their individual shares at net asset value. Some ETFs sell and redeem shares in large blocks, however, the sponsor does not intend sell or redeem ETF shares in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks, which generally issue shares that trade at negotiated prices on national securities exchanges and are not redeemable.

     ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. Shares of ETF frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     OPEN-END FUNDS. Open-end funds of the type held by the trust are passively-managed investment companies that are registered under the Investment Company Act of 1940 and invest in securities in an effort to replicate the performance of a recognized securities index. These open-end funds have received orders from the Securities and Exchange Commission exempting them from various provisions of the Investment Company Act of 1940. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund's current net asset and are not traded on a securities exchange. The open-end funds selected for the trust, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund's current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called "creation units," in exchange for an in-kind distribution of the fund's portfolio securities. Due to a variety of cost and administrative factors, the trust will generally buy and sell shares of its underlying open-end funds on securities exchanges rather than engaging in transactions in creation units.

     Shares of exchange-traded open-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of open-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     UNIT INVESTMENT TRUSTS. Unit investment trusts, or UITs, of the type held by the trust are passively-managed investment companies that are registered under the Investment Company Act of 1940 and invest in securities in an effort to replicate the performance of a recognized securities index. These UITs differ significantly from your trust in certain respects, even though the UITs held in the trust's portfolio and the trust itself are registered unit investment trusts. The UITs in the trust's portfolio have received orders from the Securities and Exchange Commission exempting them from various provisions of the Investment Company Act of 1940. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT's current net asset and are not traded on a securities exchange. The UITs selected for the trust, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT's current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called "creation units," in exchange for an in-kind distribution of the UIT's portfolio securities. Due to a variety of cost and administrative factors, the trust will generally buy and sell shares of its underlying UITs on securities exchanges rather than engaging in transactions in creation units.

     Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     HOLDRS. HOLDRS, or Holding Company Depositary Receipts, are trusts formed under a depositary trust agreement among The Bank of New York, as trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, other depositors and the owners of HOLDRS. Contrary to the other funds in your trust, a HOLDRS trust is not a registered investment company under the Investment Company Act of 1940. HOLDRS trusts issue depositary receipts representing an undivided beneficial ownership in the common stock of their underlying companies. HOLDRS trusts hold shares of common stock issued by a group of companies specified at the time of the initial offering of the HOLDRS trust. HOLDRS are separate from the underlying common stocks that are represented by a HOLDRS trust.

     HOLDRS represent a beneficial ownership of the underlying securities in the HOLDRS trust. Owners of HOLDRS, such as your trust, have the same rights and privileges as if they owned the underlying securities beneficially outside of HOLDRS. Your trust, as an owner of HOLDRS, retains the right to receive any reports and communications that the issuers of underlying securities are required to send to beneficial owners of their securities. The HOLDRS depositary trust agreement entitles owners of HOLDRS, such as your trust, to receive, subject to certain limitations and net of any fees and expenses of the trustee, any distributions of cash (including dividends), securities or property made with respect to the underlying securities. However, any distribution of securities by an issuer of underlying securities will generally be deposited into the HOLDRS trust and will become part of the underlying securities unless the distributed securities are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System or the distributed securities have a Standard & Poor's Global Industry Classification Standard ("GICS") sector classification that is different from the GICS sectors classifications represented in the HOLDRS at the time of the distribution. In addition, if the issuer of underlying securities offers rights to acquire additional underlying securities or other securities, the rights may be made available to your trust, as an owner of HOLDRS, may be disposed of or may lapse. The underlying securities in a HOLDRS trust may change as a result of certain corporate actions, distributions of securities by the underlying issuers or other events.

     Investors only may acquire, hold or transfer HOLDRS in a round-lot amount of 100 HOLDRS or round-lot multiples. A HOLDRS trust generally issues additional HOLDRS on a continuous basis. HOLDRS are neither interests in nor obligations of Merrill Lynch, Pierce, Fenner & Smith Incorporated. HOLDRS are not interests in the Bank of New York, as trustee.

     A HOLDRS trust generally does not publish or otherwise calculate the aggregate value of the underlying securities represented by a HOLDRS receipt. HOLDRS may trade at a discount from the aggregate value of the underlying securities in a HOLDRS trust in the secondary market. This risk is separate and distinct from the risk that the value of the HOLDRS may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     CLOSED-END FUNDS. Closed-end funds are actively managed investment companies that are registered under the Investment Company Act of 1940 and invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange).

     Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the closed-end funds included in the trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

RISK FACTORS

     SECURITIES. The securities in the trust represent shares of closed-end mutual funds that invest in high-yield debt obligations. As such, an investment in units of the trust should be made with an understanding of the risks of investing in both closed-end fund shares and high-yield debt obligations.

     Shares of ETFs are listed on a securities exchange. The net asset value of ETF shares will fluctuate with changes in the value of the underlying securities that the fund owns. In addition, for various reasons ETF shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. The articles of incorporation or other organizational documents of some ETFs may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those ETF shares that were purchased by the trust at a premium. In the unlikely event that an ETF converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the trust since shares of open-end funds trade at net asset value. Certain ETFs may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by the trust are repurchased by a fund, the trust's position in that fund will be reduced and the cash will be distributed.

     The trust is prohibited from subscribing to a rights offering for shares of any of the ETFs in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that the trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

     Certain ETFs may use leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the units of the trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

     FOREIGN ISSUERS. Since certain or all of the underlying securities held by certain of the ETFs in the trust are issued by foreign companies, an investment in the trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the securities and thus in the value of the units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the securities in the ETFs selected for the trust, the sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the trust.

     Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

     There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the ETFs or the trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the trust and on the ability of the trust to satisfy its obligation to redeem units tendered to the trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the units.

     Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to the trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

     Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities by an ETF in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities by an ETF will generally be effected only in foreign securities markets. Investors should realize that the securities in the ETFs might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the securities will be adversely affected if trading markets for the securities are limited or absent.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. Unitholders will receive an amount substantially equal to their pro rata share of the balance of the Income Account. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $0.01 per unit. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the amounts then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee. Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee and creation and development fee, you will be credited the difference between your sales fee and the deferred sales fee and creation and development fee at the time you buy your units. Accordingly, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales fee and creation and development fee on such units at the time of reinvestment. Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the trustee an election to have such distributions reinvested without charge. Such election must be received by the trustee at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until the trustee receives a subsequent notice.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the depositor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders;  and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution. A unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. The trustee will make an in-kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is JPMorgan Chase Bank, a bank corporation organized under the laws of the state of New York. JPMorgan Chase Bank has its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, Brooklyn, New York 11245. JPMorgan Chase Bank is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. Matrix Capital Group, Inc., the sponsor, is a general securities broker-dealer specializing in providing brokerage services to institutions, investment advisors, high net worth individuals and proprietary retail clients, incorporated in 1993. The sponsor's headquarters are located at 666 Fifth Avenue, 14th Floor, New York, New York 10103. The sponsor is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC). The sponsor's unit investment trust offices are located at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Matrix Capital Group, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

     The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the largest number of units in a trust during the calendar year except during the initial offering period when it is based on the largest number of units outstanding during the month preceding payment and is subject to a minimum annual fee per trust of $2,500. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Principal and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of the January record date for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services.

     For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services.

     The trustee's fee, sponsor's fees, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products that it sponsors.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee, if any. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus. Units sold or redeemed prior to such time as the creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, any portfolio consultant's fee for selection of the portfolio securities, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities (including accrued expenses and mandatory sales fees), by the total number of units outstanding. The portfolio securities are valued by the evaluator as follows: If the security is listed on a national securities exchange or the Nasdaq Stock Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange or Nasdaq, the evaluation will generally be made by the evaluator in good faith based on an appraisal of the fair value of the securities using recognized pricing methods.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a unitholder desires to have certificates representing units purchased, such certificates will be delivered as soon as possible following his written request therefor.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold.
The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office and, in the case of units evidenced by a certificate, by tendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

     The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in-kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units (the net asset value) of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator on the basis of bid prices therefor;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred. Such signatures must be guaranteed as described above.

     Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:
     The facing sheet
     The prospectus
     The signatures
     The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to Exhibit
       1.1.1 to the Registration Statement on Form S-6 for Matrix Unit Trust, Series 2 (File No. 333-98803) as filed on October 9, 2002.

1.2 Certificate of Incorporation of Matrix Capital Group, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Matrix Unit Trust, Series 1 (File No. 333-84762) as filed on March 22, 2002.

1.3 By-laws of Matrix Capital Group, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Matrix Unit Trust, Series 1 (File No. 333-84762) as filed on March 22, 2002.

2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Matrix Unit Trust, Series 1 (File No. 333-84762) as filed on March 22, 2002.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.2 Opinion of counsel as to the federal income tax status of the securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the New York income tax status of the securities being registered (to be filed by amendment).

3.4    Opinion of counsel to the trustee (to be filed by amendment).

4.1    Consent of initial evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 List of Officers and Directors of Matrix Capital Group, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Matrix Unit Trust, Series 1 (File No. 333-84762) as filed on
       March 22, 2002.

7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Matrix Unit Trust, Series 1 (File No. 333-84762) as filed on March 22, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Matrix Unit Trust, Series 5 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on the 19th day of February, 2003.

                                MATRIX UNIT TRUST, SERIES 5

                                By  MATRIX CAPITAL GROUP, INC., DEPOSITOR


                                By      /s/ ALEX R MEITZNER
                                  -------------------------------
                                         Alex R. Meitzner
                                      President, Funds Division

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on February 19, 2003 by the following persons who constitute a majority of the Board of Directors of Matrix Capital Group, Inc.

    SIGNATURE                    TITLE

Peter N. Marron          President                     )

Christopher F. Anci      Senior Vice President, Chief  )
                         Financial Officer and Chief   )
                         Compliance Officer            )



                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                        Alex R. Meitzner
                                        Attorney-in-Fact*









--------------------
     * An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.